EXHIBIT (a)(1)(x)

E-mail Communication

From:	stockexchange@amd.com
Sent:	____________, 2003
To:	Name of AMD Employee
Subject:	STOCK OPTION EXCHANGE: Participation Confirmation

Dear [Name of AMD Employee]:

You have chosen not to participate in the stock option exchange at this time.

If you change your mind and wish to submit one or more of your eligible options for exchange, don’t forget that you must make your elections before __:00 p.m. PST (CALIFORNIA TIME) ____________, 2003, unless this offer is extended, by visiting:

http://hr/stock/exchange

After this time, you will forfeit your right to participate in this one-time stock option exchange offer. The most current election submitted at the above deadline will be the one considered for acceptance to exchange.

If you have any questions, please e-mail cancelandregrant.questions@amd.com.